United States Securities

And Exchange Commission

450 Northwest Avenue

Washington D.C.

20549-0304

Attention:

Susann Reilly

Roger Baer

Raj Ragan

John Reynolds

April 12, 2006

Lady and Gentlemen:

Please find three redlined copies showing all changes and three plain copies with all changes and adjustments and corrections adopted.

Please accept our apologies for the last amendment.  Upon investigation we became aware that a very rough and incomplete draft of the amendment had been EDGARized and filed, while the true amendment was not. Hence, the almost total duplication of your April comments.  We will make certain that this does not happen again.

General

1.

You will note that many of our comments from our prior comment letter are being reissued either in part or in their entirety.  You indicated in your responses to our accounting comments that you had revised the disclosure or that you had changed independent accountants.  Where you indicated that you revised disclosure, you wither made no revisions or the revision were not responsive to the comment.  A statement that you have changed independent accountants and are providing newly audited financial statements is not a sufficient response to any of our comments.  In order for the Staff to review your future correspondence and amendments in a timely manner, please ensure to address each of our comments in their entirety.  To further expedite our review process, your correspondence should identify any revised disclosures, the page numbers where you have made changes, and a complete and thorough response clarifying any authoritative literature you used to support your conclusions.  Failure to respond to our comments in a timely manner consistent with the aforementioned could result in untimely review, or the Staff may be in a position where we are unable to process your correspondence and amendment.

We note your above comments.  Delay in response is, and has been in the past, due to the extended period of time required to deal with accounting comments. We are trying desperately to deal with this problem and will use every effort to expedite responses to future comments.  We will also comply with the balance of the comments contained above.

2.

We reissue prior comment one from our letter dated April 22, 2005.  Please number the     pages of the prospectus.

We have inserted page numbers in the document.

3.

Please revise disclosure throughout the registration statement to provide a consistent total for the number of shares that the issuer and the selling shareholders, together, are offering.  For example, the cover page of the registration statement states “2,208,000” and the cover page of the prospectus states “1,104,000.”

We note your comment and have made appropriate changes throughout the filing.

4.

Please revise disclosure throughout the registration statement to provide a consistent number of shares the selling shareholders are offering.  For example, the cover page of the prospectus states 208,000; “The Offering” section states “500,000”; and the risk factor and the “Dilution” sections state “1010,000”.

We have made adjustments throughout the document to be consistent. See pages.  The selling share holders are registering 260,000 shares of common stock.  See the cover page and pages 2, 7, and 12.

5.

We reissue comment number seventeen of our letter dated April 22, 2005 to reconcile the number of shares of common stock outstanding throughout the prospectus.  You continue to provide varying numbers for shares outstanding.  For example, the “Security Ownership” section states “7,200,000”; the “Offering” section stated “11,510,000”; the “Dilution” section states “7,210,000”; and the “Selling Shareholders” section states “The percentages are based on 2,200,000 shares of common stock outstanding on the date of this prospectus.”

Corrections have been made.  See pages 2, 7, and 13.

Cover Page of the Registration Statement

6.

On the prospectus cover page, you indicate that all of the shares that you are registering, both those which the registrant is selling those which the shareholders are selling, will be sold at a price of $.15 per share.  However, in the “Selling Shareholder” and the “Plan of Distribution” sections you indicate that the selling shareholders will sell their shares at $.30 a share.  Furthermore, in the “Plan of Distribution” and “Determination of Offering Price” sections, you indicate that you will sell the registrant’s shares at $.30 per share.  Please revise to reconcile the disclosure throughout the prospectus.

We have made the required adjustments.  See cover page.

7.

Clarify in the statement immediately following the table that only selling shareholders may sell at market prices following the listing on the OTC Bulletin Board.  The company must sell at a fixed price for the duration of the offering.

We have modified this section.  We have no intention of applying for listing on the OTC Bulletin Board until the offering is complete or otherwise terminated.  In fact, it is doubtful that regulators at the MASD will consider an application for listing until that time.

The Offering

8.

Please revise to disclose the post split shares here and throughout the registration statement as appropriate.  When discussing shares of common stock, ensure that you provide any explanations which might be needed to avoid confusion because of the stock splits.

The statement to clarify is made immediately above the section referred to and is fully disclosed in the following paragraph: Page 4.

Summary Financial Information

9.

As stated in our Prior Comment No. 9, please revise and update the financial information to be consistent with the most recent financial statements that are included in the registration statement.  You disclose that total operation expenses and net loss for the period from December 27, 1995 (inception) to September 2004 are $39,876.  The statements of operations of the year ended September 30, 2005 present total operating expenses and net loss of $46,376 and for the period from December 27, 1995 (inception) to September 30, 2005 present total operation expenses and net loss of $47,126.  Please revise to correct the discrepancy.

This revision has been made: See page 4.

Risk Factors

10.

We reissue prior comment 10 from our letter dated April 22, 2005.  Please update the cash on hand in risk factor one as of the most recent practicable date.  Revise similar disclosure in the results of operations section.

We have made the required change:  Please see page 5.

11.

We note the reference in risk factor 7 to an option agreement rather than a purchase agreement.  Please revise or advise.

We have deleted all reference to an “option agreement”.  We are owners of all claims.

12.

Please revise risk factor 16 to refer to the updated financial statement note 6 regarding the “going concern” rather than note 2.

We have made this change: Please see page 9.

Use of Proceeds

13.

We reissue prior comment 12 from our letter dated April 22, 2005.  Please  provide  more specificity concerning the amount allocated to general working capital.

We note you comment and have revised and expanded this section.  We hesitate to specify situations or amounts regarding the use of general working capital.  Please see page13.

14.

Please recalculate the amount of net proceeds as the amounts disclosed differ from the amount calculated by $6,000 for each financing scenario.  In addition, we note that the total amount of offering expenses ($34,000) does not agree with the total amount of offering expenses disclosed in Item 25-Other Expenses of Issuance and Distribution ($31,000).  Please revise to provide consistent disclosures and revise the net proceeds and the use of net proceeds as appropriate.

The adjustments have been made.  Please see page 10/11.

15.

We reissue prior comment 14 from our letter dated April 22, 2005.  We continue to note reference to the officers and directors being compensated from proceeds of this offering.  Please disclose the names of the individuals that may receive compensation from the proceeds and state the amount allocated to each.

General Working Capital

16.

In the third paragraph of this section, please revise the offering costs which you reference in this section to be consistent with Item 25.

This section has been totally revised:Page 14.

Dilution

17.

The dilution information appears to be based upon the prior amount of common stock outstanding, the prior offering amount (1 million), and price ($.30).  Please revise this section accordingly.

Revisions have been made.  Please see page 15.

Selling Shareholders

18.

We reissue comment 16 from our letter dated April 22, 2005.  Please disclose in the prospectus how you plan to reflect any changes in selling security holders after the registration statement is effective.

Comment is noted and a proper inclusion has been made in the registration statement: page 16.

Plan of Distribution

19.

We reissue comment 19 from our letter dated April 22, 2005.  Please disclose the price per share when discussing the terms of the offering.

This comment has been complied with: page 19.

20.

We reissue prior comment 20 from our letter dated April 22, 2005.  Please disclose the material terms of the escrow agreement.  For instance, state the terms of the compensation to be paid to the escrow agent and whether any interest will be paid on the escrow account and the parties receiving any interest.

Please see page 19.

21.

We reissue prior comment 21 from our letter dated April 22, 2005.  Unless the escrow agreement will be delivered to investors with the prospectus, please remove the reference to the agreement filed as an exhibit.

The above-mentioned reference has been deleted: Page 19.

22.

We reissue prior comment 33 from our letter dated April 22, 2005.  We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering.  Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering.  We note the statement that Mr. Forst and Ms. Cousineau intend to contact all investors receiving a copy of the registration statement to see if the investor wishes to participate in the offering.  Please disclose whether this will be written or oral communication.  We may have further comment.

Please see page 20.

23.

We reissue comment number 23 of our letter dated Aril 22, 2005.  We note the statement that the company will pay the offering expenses.  Please state the offering expenses and indicate how you plan to pay these expenses if you are unable to raise the minimum in this offering.

Please see page 22.

Directors, Executive Officers, Promoters and Control Persons

24.

We reissue prior comment 24 from our letter dated April 22, 2005.  Please disclose the percent of time each officer devotes to your business on a weekly basis.

This comment has been complied with: see page 26/27.

25.

We reissue prior comment 25 from our letter dated April 22, 2005.  Please disclose the period during which Mr. Forst has served as director.

As Mr. Forst has resigned and sold his position to Mr. Todd Larsen we would ask you to review Mr. Larsen’s CV beginning on page 25.

26.

We reissue prior comment 26 from our letter dated April 22, 2005.  Please disclose whether Mr. Forst is still associated with the companies listed in his business experience.  In addition, ensure that you fully disclose Mr. Forst’s business experience for the last five years.

n/a

Interest of Named Experts and Counsel

27.

Please update this section to include your current independent accountant, Madsen & Associates, CPAs, as named experts.

Please see page 29.

Description of Business

28.

Please explain why you have not disclosed in this section the information from Note 3 of your financial statements which states: “The Company has entered into an option agreement, dated October 14, 2004 to acquire a 100% interest in a total of two mineral claims located in the Levy Township in Quebec, Canada.  The property was acquired for $15,000 in cash.  These costs have been expensed as exploration costs during the year ended September 30, 2005.” Also, disclose the principal terms for the agreement and file as an exhibit the agreement.

These notes were carelessly included in the financial statements by our prior independent accountants, Jewett, Schwartz & Associates.  Please see our audited statements as at 9/30/05 and the notes dealing with previous errors: Note 7, page 56.

29.

We note the statement that the company must spend at least $10,000 by May 20, 2007 or else it will lose all right to the mineral claims.  The purchase agreement filed as exhibit 99.4 states this amount was due by May 20, 2005.  If this agreement has been extended, please file the extension.  Otherwise, please clarify whether this condition of the purchase agreement was met.  Also, please explain or revise the reference to the June deadline.

We have expanded our disclosure to thoroughly explain the situation mentioned in your comment: see page 31 and 32.

30.

We reissue prior comment 29 from our letter dated April 22, 2005.  Clarify whether the dollar amounts throughout the prospectus refer to US Dollars or Canadian Dollars.  For example, we note the reference t expending at least $10,000 by May 20, 2007 to keep the claim in good standing.  According to exhibit 99.4, this amount is in Canadian Dollars.

Clarification has been made throughout the document.

31.

We note in response to prior comment 30 that the purchase agreement filed as exhibit 99.4 was altered.  Please explain the reason for re-filing the agreement with different terms.  If the agreement was amended, please file the document amending the agreement rather than simply changing the terms of the purchase agreement on file.

Any change or amendment was made mutually by Mr. Forst and the registrant with the view to clarification.  The material terms (purchase price, report furnished, etc.) were not altered.

32.

We reissue prior comment 31 from our letter dated April 22, 2005.  Please provide a detailed discussion of activities to be undertaken in phase 1 and which will occur if you proceed to phase 2.

We have expanded this discussion: page 37/38.

33.

We reissue prior comment 33 from our letter dated April 22, 2005.  We continue to note that risk factor seven indicates that access to your mineral claims is restricted to the period between May and October each year.  Reconcile this disclosure with the statement that your mineral claim “can be accessed year round.”

We have made corrections to the Risk Factor mentioned. An improved secondary highway does run right through  our claims and the claims have additional logging roads throughout.

34.

We note the company restaked the claim rather than spending the money on assessment work.  Please explain the impact this had on the purchase agreement.  Disclose the costs associated with restaking and filing the claim.

See page 32.

35.

We note the yearly amount for exploration expenditures required by the Province of Ontario.  If this is a yearly fee, please explain the reference to this amount next being due May 2007 rather than 2006.

Please see page 32.

36.

Please name the officer and director that advanced the company $10,000 to cover the minimum assessment work.  Please disclose the material terms of this advancement.  Clarify whether this was a loan or a contribution to capital.  Reconcile this disclosure with the information in the plan of operations section, which indicates that $6,500 has been advanced.  Lastly, include appropriate disclosure in the certain relationships and related transactions section.

We have eliminated all reference to the advance of monies for assessment work: see page 35 of redlined document.

Claim Status

37.

With the removal of this technical report, prior comment four from our letter dated April 22, 2005 is reissued.  This additional disclosure may be inserted after the claim status on approximately page 29.  For the property, provide the disclosures required by Industry Guide 7 (b).  In particular, provide: Any conditions that must be met in order to obtain or retain title to the property.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its’ present condition.

•

The current state of exploration of the property.

•

The total cost of the property has incurred to date and planned future costs.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.  Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Please see: page 33 and the balance of this section,

History and Previous Work

5.

With the removal of the technical report, prior comment five from our letter dated April 22, 2005 is reissued.  The filing refers to mines and other mineral properties that exist in the area of the company’s property.  This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties.  Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine.  Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties.  Focus the disclosure on the company’s property.

We have removed all specific references to other known discoveries and/o positive projects in the area: page 34/35

6.

Remove the technical report (Initial Report on KRL3019642 and KRL 3019643) inserted into this filing.  This is approximately the 34th page through the 51st page of the filing.  Industry Guide 7 specifically prohibits technical studies being inserted into registration statements or attached as exhibits.

The technical report has been removed.

Discussion and Analysis of Financial Condition and Results of Operation

7.

Please remove the above heading and reinsert the previous heading which stated “Plan of Operations,” since the company has not yet had results of operation.

This comment has been complied with: page37.

8.

We reissue prior comment 37 from our letter dated April 22, 2005.  Provide a detailed plan of operations as required by item 303(a) of Regulation S-B.  Please include the following for phase one, phase two and the drilling phase: detailed milestones, a time frame for beginning and completing each milestone, the estimated costs associated with each milestone, and the anticipated source(s) or funding.

Please see pages 36, 37 &38.

9.

We reissue comment 36 from our letter dated April 22, 2005 in its entirety.  Please revise the discussion under the headings “Results of Operations” and “Liquidity and capital resources” to be consistent with the financial statements.

These changes have been made.

10.

We reissue prior comment 38 from our letter dated April 22, 2005.  We note the statement that if you discontinue your current business you will seek other business opportunities.  Please clarify the other business opportunities.  We may have further comment.

We have searched the document for reference to “business opportunities” and are unable to find the reference.  However, at present management has indicated that it their intention at this time to seek only natural resource based projects should the necessity arise to seek other opportunities.

Financial Statements Independent Accountant’s Report

11.

Please provide a signed audit report as contemplated by Item 302 of Regulation S-T.

Please see revised audit statements beginning on page 45.

12.

We reissue prior comment 52 from our letter dated April 22, 2005.  Disclose prominently on the face of the financial statements that they have been restated to write off the cost of the acquired mineral claims and describe the nature of the error correction and its effect upon net loss in a note as described by paragraph 37 of APB 20.

Please see revised audit statements beginning on page 45.

Balance Sheet

13.

The number of shares issued and outstanding at September 30, 2005 should be revised to 11, 510,000 consistent with the statement of stockholders’ equity.  Please revise or advise.

Please see revised audit statements beginning on page 45.

Statement of Cash Flows

14.

If you acquired mineral claims for $15,000 in cash, as disclosed in Note 3, please revise the statement to classify this transaction as a cash flow from investing activities.  The write-off of the cost of this claim should be included as an adjustment in the reconciliation of net loss and net cash used in operating activities.

Please see revised audit statements beginning on page 45.

15.

You disclose in the Business section that you issued 12.5 million shares of stock as partial consideration for acquiring mineral claims.  However, your disclosures in the statements of cash flows and stockholders’ equity indicate that these shares were issued in exchange for services.  Please explain this discrepancy and clarify Notes 3 and 4.  Explain also why two shareholders/officers cancelled 6.5 millions shares of stock that had previously been issued for services rendered and how the valuation and accounting for the cancelled shares are correct.

Please see revised audit statements beginning on page 45.  Mr. Forst and Ms. Cousineau became aware that what could well appear as a disproportionate concentration of shares in their hands might hinder the registrant’s ability to market the corporation’s shares being offered in this registration statement.  Hence, the decision to cancel some of their shares.

16.

You disclose in Note 5 that a related party advanced $15,000 cash to you in June 2004, yet you present this activity as a fiscal 2005 transaction.  Please revise the statement of cash flows to present the advance as a fiscal 2004 transaction or tell us why no revision is required.

Please see revised audit statements beginning on page 45.

Note 1 – Nature and Purpose of Business

17.

Revise to disclose the change in fiscal year from December 31 to September 30.

Please see revised audit statements beginning on page 45.

Note 5 – Related party transactions

18.

Please ensure that all transactions with related parties are disclosed as required by SFAS 57.  In this regard we note that you should disclose the transactions relating to acquisition of mineral claims for stock and cash from Mr. Forst.  In addition, disclose the terms (interest rate, maturity date) related to the advance from shareholder of $6,500.

Please see revised audit statements beginning on page 45.

19.

We read your response to prior comment 54.  We noted that your responses are incomplete and do not address our comments in their entirety.  You have not confirmed the Company’s compliance with SAB Topic 1.B.1 and inclusion of all expenses of the business in the Company’s financial statements.  Please revise your financial statements or advise.

Please see revised audit statements beginning on page 45.

Changes in and Disagreements with Accountants

20.

Please revise to disclose the date you dismissed Jewett, Schwartz & Associates and the date you engaged Madsen & Associates.

We have completely revised  this section to deal with comments 53, 54 &55.

21.

Disclose whether the audit opinions issued by the predecessor accountant for either of the past two years contained an adverse opinion, or disclaimer or opinion, or were modified in any way.  Disclose whether there were any disagreements with the former accountant, whether or not resolved.  Refer to Item 304(a)(l)(iv)(A) of Regulation S-B.

Peter Forst, President

First Corporation

January 17, 2006

Disclose whether the decision to change accountants was recommended by or approved by the board of directors.

22.

You disclose that Madsen & Associates was retained to “make any changes to comply with SEC comments and to bring out financial statements current.”  Please note that management is responsible for complying with any comments issued by the SEC and also for preparing current financial statements.  Any accounting firm that is performing those services for you is not considered independent in accordance with Rule 2-01 of Regulation S-X.  Please revise your disclosures, if applicable, or undertake to engage an accounting firm that is independent.

23.

Please file a letter from your former accountant stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.  This letter should be filed as an exhibit to the amended registration statement.

We are filing this letter as Exhibit     to the amended registration statement

Consent

24.

The date of the audit report referenced in the consent (January 14, 2005) is not the same as the actual date of the audit report (November 17, 2005).  Please advise your accountant to revise the consent.

This comment has been complied with: see page

25.

Please file a current consent in any amendment.

An updated consent is filed with this amendment.

Item 26. Recent sales of unregistered securities

26.

It appears that some of the disclosures regarding equity issuances are duplicated.  Please revise and ensure that your disclosures here reconcile to statements of stockholders’ equity.

We believe that these sections reconcile

We reissue prior comment 43 from our letter dated April 22, 2005.  Each stock issuance must be clearly connected to a specific exemption that you have relied upon and to specific facts supporting the availability of the exemption.  Please disclose all recent sales of unregistered securities.  We note the increase in the amount raised from the sale of securities in the liquidity and capital resources section.  Please add disclosure to this section disclosing these recent sales.  We may have further comment.

Exhibits

27.

We reissue our prior comment 44 from our letter dated April 22, 2005.  The company is a Colorado corporation.  Please explain the reference to Nevada law.  Also, please note that counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant, rather than the current disclosure that such laws were reviewed.

The reference to Nevada was inadvertent –a typo in editing a template.  We have noted the balance of this comment and have filed an amended letter: see Exhibit 5.1.

28.

The escrow agreement should be revised in light of the change in the terms of the offering.

Appropriate revisions have been made.

29.

We reissue prior comment 47 from our letter dated April 22, 2005.  The escrow agreement should indicate that the proceeds will be “promptly” returned to investors if the minimum is not reached.

We have replaced the word “forthwith” with the word “promptly”.

30.

We reissue comment 46 from our letter dated April 22, 2005.  Please file the subscription agreement as an exhibit.

Subscription form has been filed as exhibit 99.4.

Signatures

31.

We reissue comment 48 from our letter dated April 22, 2005.  Please see Instruction 1 under “Signatures” to Form SB-2 regarding who must sign the registration statement and in what capacities, and revise accordingly.

Appropriate changes have been made to comply.

Closing Comments

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Peter Forst, President

First Corporation

January 17, 2006

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.  You may contact George Schuler at (202) 551-3718 if you have questions on the engineering comments.  Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

FIRST CORPORATION

/s/ Todd Larsen

      Todd Larsen, President and Chief Executive Officer

c/c Joseph Emas, Esquire